02051743

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

August 19, 2002

Zi Corporation
Commission File No. 0-24018
(Translation of registrant's name into English)

Suite 2100, 840 7th Avenue S.W.
Calgary, Alberta, Canada T2P 3G2
(Address if principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F __X__ Form 40-F ______

Indicate by check mark whether by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2-2(b) under the *Securities Exchange Act of 1934*

Yes ______ No __X__

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with
Rule 12g3-2(b): 82- N/A

SIGNATURES

Pursuant to the requirements of the *Securities Exchange Act of 1934*, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 19, 2002

Zi Corporation

By: Neil Frizzell

Name: ______________________

Title: Vice President, General Counsel

News release

zi corporation
Intelligent Interface Solutions

Zi More Than Doubles Revenue in Second Quarter

CALGARY, ALBERTA--Zi Corporation (NASDAQ: ZICA) (TSX: ZIC), a leading provider of intelligent interface solutions today announced its financial results for the three months ended June 30, 2002.

Highlights

- Increased revenues to $3.2 million, an increase of nearly two and a half times revenue a year earlier.
- Introduced 13 new eZiText enabled device models to market. Total Zi enabled devices in worldwide market now total more than 100.
- Reached definitive agreement to sell Magic Lantern group of companies to JKC Group Inc., subject to regulatory approval.
- Entered into a letter of intent to divest Zi Services, the company's Hong Kong based telecom engineering operation.

Total revenue for the three months ended June 30, 2002 was $3.2 million, an increase of 137 per cent or $1.8 million over second quarter 2001. Revenue from Zi Technology, representing licensing of eZiText was over $2.0 million for the quarter, an increase of nearly 60% from last year. Included in revenue for the three months is a full quarter of revenue from the Magic Lantern group of companies, acquired in March of this year.

Loss from continuing operations was $4.3 million, a reduction of $1.5 million compared to a year earlier. Loss from discontinued operations, which reflects Zi Services results and accrued disposition costs was $2.7 million in the quarter.

"The second quarter of 2002 reflects the success of our focussed strategy to penetrate our core markets by going deeper with our customers, monetize our e-Learning and telecom investments, and accelerate into the new opportunities in front of us," said Michael E. Lobsinger, Chairman and Chief Executive Officer of Zi Corporation. "We continue to have a positive outlook for strong revenue growth."

Zi Corporation will host a teleconference and web cast to discuss its second quarter results on August 15, 2002 at 9 am eastern time. To participate, please make your connection 10 minutes prior to the start of the call.

Conference call: Toll Free 1-877-888-4120
International: 1-416-695-5261

Web cast: A web cast of the call can be accessed on the Internet at: www.zicorp.com

Recording: A recording will be available shortly following the conference call until 11:55 pm Eastern (9:55 pm Mountain) on Friday, August 23, 2002

Toll Free in North America 1-888-509-0081
International: 1-416-695-9731

About Zi Corporation

Zi Corporation is a market-driven technology company delivering intelligent interface solutions to enhance the user experience of wireless and consumer technologies. The company's core technology product, eZiText(R) connects people to short messaging, e-mail, e-commerce, Web browsing and similar applications in more than 35 languages and regional dialects. Zi supports its strategic partners from offices in Calgary, Beijing, Hong Kong, London, San Francisco, Shenzhen and Stockholm. A publicly traded company, Zi Corporation is listed on the NASDAQ National Market (ZICA) and the Toronto Stock Exchange (ZIC).

Certain statements in this press release that involve expectations or intentions (such as those relating to future deployments or planned cooperation) may constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. The information in this press release is based on Zi Corporation's current expectations and assumptions, and is subject to a number of risks and uncertainties that could cause actual results to differ materially from those anticipated. Such risks include, among others, general business and economic conditions, competitive actions, continued acceptance of Zi Corporation's products and services and dependence on third party performance as well as the risks and uncertainties referred to in Zi Corporation's 20-F for the most recent calendar year that is filed with the Securities and Exchange Commission. The reader should not place undue reliance on such forward looking statements. Zi Corporation does not assume any obligation to update such forward looking statements.

For further information please contact:

Zi Corporation
Dale Kearns
Chief Financial Officer
Phone: 403 233 8875
Email: investor@zicorp.com
Website: www.zicorp.com

ZI CORPORATION
CONSOLIDATED BALANCE SHEETS

	June 30, 2002	December 31, 2001	June 30, 2001
	(unaudited)	(audited)	(unaudited)
Assets			
Current assets			
Cash and cash equivalents	14,696,467	19,090,964	35,626,299
Short-term investments	-	8,577,503	-
Accounts receivable	3,146,737	2,752,262	1,998,755
Work-in-progress and inventory	300,981	509,298	-
Prepayments and deposits	1,534,689	909,388	1,455,696
	19,678,874	31,839,415	39,080,750
Capital assets – net	4,954,999	3,160,008	3,332,204
Intangible assets – net	13,683,924	13,082,923	10,652,575
	38,317,797	48,082,346	53,065,529
Liabilities and shareholders' equity			
Current liabilities			
Accounts payable and accrued liabilities	3,624,210	3,097,692	2,789,117
Deferred revenue	703,643	773,115	73,039
Notes payable	844,641	-	-
Current portion of capital lease obligations	196,117	175,996	158,441
	5,368,611	4,046,803	3,020,597
Capital lease obligations	86,673	159,013	198,621
	5,455,284	4,205,816	3,219,218

Shareholders' equity			
Share capital	96,588,274	94,871,503	92,394,448
Deficit	(63,725,761)	(50,994,973)	(42,548,137)
	32,862,513	43,876,530	49,846,311
	38,317,797	48,082,346	53,065,529

ZI CORPORATION

CONSOLIDATED STATEMENTS OF LOSS AND DEFICIT

	3 months ended June 30,		6 months ended June 30,	
(UNAUDITED)	2002	2001	2002	2001
Revenue				
License and implementation fees	2,038,515	1,294,311	3,888,805	2,445,474
Other product revenue	1,155,853	51,961	1,455,535	129,075
	3,194,368	1,346,272	5,344,340	2,574,549
Cost of sales				
License and implementation fees	67,052	176,853	120,709	400,061
Other products	544,936	-	623,658	-
	611,988	176,853	744,367	400,061
Gross margin	2,582,380	1,169,419	4,599,973	2,174,488
Operating costs and expenses				
Selling general and administrative	(5,383,348)	(3,954,357)	(9,308,055)	(8,805,159)
Product research and development	(787,930)	(721,854)	(1,724,256)	(1,157,764)
Depreciation and amortization	(729,921)	(855,512)	(2,036,653)	(1,445,648)
Foreign exchange (loss) gain	(128,715)	(1,898,374)	(131,337)	500,570
Operating loss before undernoted	(4,447,534)	(6,260,678)	(8,600,328)	(8,733,513)

Interest on long term debt	(3,668)	(7,605)	(37,896)	(16,255)
Other interest expense	(5,347)	(611)	(6,665)	(1,221)
Interest and other income	113,349	438,136	175,563	1,170,322
Loss from continuing operations before income taxes	(4,343,200)	(5,830,758)	(8,469,326)	(7,580,667)
Income taxes	(11,746)	(43,572)	(24,496)	(87,144)
Loss from continuing operations	(4,354,946)	(5,874,330)	(8,493,822)	(7,667,811)
Discontinued operations				
Loss from discontinued operations	(2,358,636)	(1,318,687)	(3,889,687)	(2,567,643)
Accrued disposition costs	(347,279)	-	(347,279)	-
Net loss	(7,060,861)	(7,193,017)	(12,730,788)	(10,235,454)
Deficit, beginning of period	(56,664,900)	(35,355,120)	(50,994,973)	(32,312,683)
Deficit, end of period	(63,725,761)	(42,548,137)	(63,725,761)	(42,548,137)
Basic and fully diluted loss from continuing operations per share	(0.12)	(0.16)	(0.23)	(0.21)
Loss from continuing operations per share	(0.07)	(0.03)	(0.11)	(0.07)
Basic and fully diluted net loss per share	(0.19)	(0.19)	(0.34)	(0.28)
Weighted average common shares	37,742,177	37,035,967	37,662,167	37,034,481
Common shares, end of period	37,933,350	37,023,467	37,933,350	37,023,467

ZI CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS

(UNAUDITED)	3 months ended June 30, 2002	3 months ended June 30, 2001	6 months ended June 30, 2002	6 months ended June 30, 2001
Operating activities:				
Net loss from continuing operations	(4,354,946)	(5,874,330)	(8,493,822)	(7,667,811)
Items not affecting cash:				
(Gain) loss on dispositions of capital assets	(33,886)	-	44,419	(20,983)
Depreciation and amortization	729,921	855,512	2,036,653	1,445,648
Funds applied to operations	(3,658,911)	(5,018,818)	(6,412,750)	(6,243,146)
Decrease (increase) in non-cash working capital	1,039,821	340,020	(463,297)	1,117,919
Cash flow applied to operations	(2,619,090)	(4,678,798)	(6,876,047)	(5,125,227)
Financing activities:				
Proceeds from issuance of common shares	706,401	400,624	926,771	418,625
Payment of capital lease obligations	(30,781)	(13,303)	(52,219)	(50,303)
Repayment of note payable	(22,716)	-	(30,663)	-
	652,904	387,321	843,889	368,322
Investing activities:				
Short-term investments	10,815,017	-	8,577,503	-

Purchase of capital assets	(718,701)	(97,991)	(785,351)	(241,349)
Proceeds from capital dispositions	22,248	-	22,248	-
Software development costs	(395,667)	(1,378,657)	(623,932)	(2,152,078)
Other deferred costs	-	(239,754)	-	(240,547)
Acquisition of subsidiaries net of cash acquired	-	-	(1,884,433)	-
	9,722,897	(1,716,402)	5,306,035	(2,633,974)
Discontinued operations	(2,105,893)	(2,081,303)	(3,668,374)	(3,874,688)
Net cash inflow	5,650,818	(8,089,182)	(4,394,497)	(11,265,567)
Cash and cash equivalents, beginning of period	9,045,649	43,715,481	19,090,964	46,891,866
Cash and cash equivalents, end of the period	14,696,467	35,626,299	14,696,467	35,626,299
Non cash financing activity				
Equipment acquired under capital lease	17,669	-	34,200	16,351
Acquisition of subsidiaries	790,000	-	790,000	-
Components of cash and cash equivalents				
Cash	3,617,797	5,625,461	3,617,797	5,625,461
Cash equivalents	11,078,670	30,000,838	11,078,670	30,000,838
Supplemental cash flow information				
Cash paid for interest	9,015	8,215	44,561	17,476